Filed by Onstream Media Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.
Subject Company: Narrowstep, Inc.
Commission File No.: 333-108632

This filing consists of the textual representation of a webcast conference call held on August 14, 2008 at which management of Onstream Media Corporation (“Onstream”) presented prepared remarks about its results for the three and nine months ended June 30, 2008, which remarks also included information regarding Onstream’s proposed acquisition of Narrowstep, Inc. (“Narrowstep”) pursuant to the Agreement and Plan of Merger entered into on May 29, 2008 and amended on August 13, 2008 (the “Merger Agreement”), by and among Onstream, Narrowstep and W. Austin Lewis IV, as stockholder representative (for the Narrowstep stockholders),.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this document and elsewhere by Onstream Media are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of the company or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward- looking statements include, but are not limited to fluctuations in demand; changes to economic growth in the U.S. economy; government policies and regulations, including, but not limited to those affecting the Internet. Onstream Media undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performance or achievements could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in Onstream Media Corporation's filings with the Securities and Exchange Commission.

Additional Information and Where to Find It

Onstream intends to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of Onstream and Narrowstep and other relevant materials in connection with the proposed transaction. THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO THE STOCKHOLDERS OF ONSTREAM AND NARROWSTEP. INVESTORS AND SECURITY HOLDERS OF ONSTREAM AND NARROWSTEP ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONSTREAM, NARROWSTEP AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Onstream or Narrowstep with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  Investors and security holders may obtain free copies of the documents filed with the SEC by Narrowstep at narrowstep.com or by contacting Narrowstep Investor Relations via telephone at (609) 945-1772. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Onstream at www.onstreammedia.com or by contacting Onstream’s Investor Relations via telephone at 646-536-7331. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Narrowstep and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Narrowstep and Onstream in favor of the proposed transaction. Information about the directors and executive officers of Narrowstep and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.

Onstream and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Onstream and Narrowstep in favor of the proposed transaction. Information about the directors and executive officers of Onstream and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.

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SLIDE 1 OF INTERNET PRESENTATION

OPERATOR: Good day, ladies and gentlemen and welcome to the Onstream Media fiscal 2008 third-quarter financial (INAUDIBLE)

OPERATOR: All lines have been placed on a listen-only mode and the floor will be open for your questions and comments following the presentation. If you should require assistance throughout the conference, please press star zero.

At this time it is my pleasure to turn the floor over to you host, Brett Maas. Sir, the floor is yours.

BRETT MAAS (Hayden Communications): Good afternoon and welcome to the Onstream Media conference call. I’d like to point out that during the course of the conference call there may be statements made relating to future results of the company that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results, performance, or achievements could differ materially from those anticipated in such forward-looking statements and as a result of certain factors including those set forth in the company’s filings with the Securities & Exchange Commission. It should also be noted the webcast of today’s conference call may be found on the Internet by visiting the Onstream Media corporate website at www.onstreammedia.com and selecting Company at the top of the Web page and then clicking on Press Releases. At the web page you will find a link to the new release we issued to announce the Company’s fiscal 2008 third quarter financial results and webcast. And archived version of the webcast will shortly be accessible from the press releases page and will be available for at least 12 months pursuant to SEC guidelines.

Finally, those interested in reviewing our recently filed 10-KSB, which contains all of the financial information being discussed today, you can find this document also via our corporate website by selecting Company, and under that heading Investor Relations, and then clicking on SEC filings where all of our recent SEC filings can be found as well as via the EDGAR database directly at www.sec.gov and then search for the company filings.

SLIDE 2 OF INTERNET PRESENTATION

In addition, Onstream intends to file with the SEC a registration statement on Form S4 which will include a joint proxy statement prospectus of Onstream and Narrowstep and other relevant materials in conjunction with the proposed transaction. Investors and security holders may obtain free copies of the document filed with the SEC by Onstream at www.onstreammedia.com or by contacting myself at Hayden Communications via telephone at 646-536-7331. Investors and security holders are urged to read the joint proxy statement, prospectus, and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. Please refer to the slide for additional information.

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At this time I’d like to introduce Randy Selman, President and Chief Executive Officer of Onstream Media. Randy, the floor is yours.

RANDY SELMAN, PRESIDENT & CEO, ONSTREAM MEDIA: Good afternoon and thank you for joining us. Today we will review our results for the third quarter fiscal 2008, the period ended June 30, 2008. We’ll also update our overall strategic progress and the outlook for the fourth quarter.

With me today is our Chief Financial Officer, Robert Tomlinson.

SLIDE 3 OF INTERNET PRESENTATION

At the end of our last fiscal year we announced expectations of 40 percent top-line growth for the current fiscal year. This guidance included the new contribution of Infinite Conferencing, which we acquired in April last year. Through nine months in the fiscal year it is obvious we will exceed this guidance and 2008 will be a record year for Onstream. We now have thousands of customers, including more than half of the Fortune 1000, to whom we can cross sell additional services and technologies. We are well positioned for continued success in 2009 and beyond and management is increasingly confident in our competitive position.

Year-to-date our sales are up 65.0 percent, including the effects of the Infinite Conferencing merger. Beginning in this quarter, our financial comparisons include prior year revenues from the Infinite acquisition, as it was acquired on April 27 last year. This explains why our consolidated growth rate has appeared to have slowed compared to the second quarter when the prior year second quarter included no contribution from Infinite. However, when looking at the comparisons in this third quarter fiscal 2008, the third fiscal quarter last year included approximately two months of Infinite. Organically we grew our sales approximately nine percent in the third quarter and have posted 16.7 percent organic growth year-to-date. We had anticipated our organic growth to accelerate during the third quarter as expected some of our catalysts which we have been talking about for some time to start generating revenue. I’ll discuss the catalysts later in the call. However, we continue to post revenue growth expanding our customer base and setting the stage for long-term profitability.

During the quarter we also announced the acquisition of Narrowstep, which we believe is one of, if not the final, components needed for our Digital Media Services Platform. I’ll discuss the rational for this merger later in the conference call and explain our overall business strategy and how the combination of all the technologies further differentiates us within the industry.

Next let me turn this over to Robert for the review of the financials. Robert.

SLIDE 4 OF INTERNET PRESENTATION

ROBERT TOMLINSON, CFO, ONSTREAM MEDIA: Thank you, Randy. Good afternoon. As you can see on this slide, our consolidated operating revenue was approximately $4.5 million for the three months ended June 30, 2008, an increase of approximately $707,000, or 18.7 percent, from the corresponding quarter in the prior fiscal year. The increase was primarily due to increased revenues of the Web Communications Services Group. To break this down, the Web Communications Services Group revenues were approximately $3.4 million for the third quarter, an increase of approximately $578,000, or 20.3 percent, from the corresponding prior fiscal year quarter. This increase was primarily due to the inclusion of approximately $1.8 million of audio and web conferencing revenues from Infinite in this year’s third quarter compared to approximately $1.3 million in the prior year third quarter, which as Randy mentioned included only two months of Infinite’s operations.

In addition, we also experienced an increase in Webcasting division sales of approximately $92,000, or 6.2 percent, over the corresponding prior fiscal year quarter arising from increased production services sales and the continuation of the past growth in our revenues from audio only events, primarily via a single reseller of our financial webcasts.

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Our Digital Media Services Group produced approximately $1.1 million in revenue in this quarter, up approximately $129,000, or 14 percent, compared to the prior year third fiscal quarter. The majority of the growth came from a 70.4 percent increase in our DMSP and hosting division. We have continued to grow this division, albeit from modest beginnings, and have more than 275 DMSP customers as of the current date, up from approximately 171 customers at the end of the March. Randy will elaborate on this division of our business in a few minutes.

SLIDE 5 OF INTERNET PRESENTATION

As you can see from this slide, our total year to date revenue has increased by approximately $5.2 million, or 64.9 percent, to approximately $13.2 million compared to approximately $8 million last year. Our webcasting revenues are up 25.3 percent year-to-date, reaching almost $4.5 million compared to approximately $3.6 million last year. Our Digital Media Services group has experienced 7.4 percent growth year to date, reaching over $3.2 million in revenues from approximately $3 million last year. Although the group’s revenues only increased by approximately $223,000, the DMSP and hosting division included in that group actually had a revenue increase of approximately $576,000, representing a 113.3 percent increase.

SLIDE 6 OF INTERNET PRESENTATION

This slide shows the highlights of our third quarter financial results. As you can see, our gross margin percentage was 65.6 percent compound to 67.6 percent in the third fiscal quarter last year. The slight decrease in gross margin was primarily due to the cost of bandwidth and other services to maintain redundant overlapping technical operation centers during our transition to a larger and more cost effective location.

Beginning last quarter and continuing into this quarter we increased our research and development spending in several areas. Specifically this related to investments in our DMSP and Web Communications groups, and this was spending was designed to augment our existing service offerings and accelerate the development of customer requested additional services. Although some of these labor costs were capitalizable under current accounting standards, not all of them are. And thus in the short-term this increased R&D investment has impacted our operating results. However, we believe the majority of the investment will be complete by the quarter ended March 31, 2009.

We are confident these activities will expand our leadership position from a technical standpoint and further differentiate Onstream in the marketplace. And Randy will speak more about this topic later in the call.

The net loss for the third quarter of fiscal 2008 was approximately $1.7 million, a four cent loss per share, which includes approximately $1.6 million of non-cash expenses. Therefore, the cash used in operations before changes in working capital was only $82,000 as compared to $142,000 for the comparable prior year period.

SLIDE 7 OF INTERNET PRESENTATION

Year-to-date our gross margin has improved to 67.6 percent as compared to 63.9 percent for the comparable prior year period. This increase was primarily due to 80 percent gross margin percentage on Infinite’s audio and web conferencing revenues. Our net loss year-to-date was approximately $5.3 million, which has decreased by approximately $7.7 million, or 59.4 percent, compared to the approximately $13 million loss for the first nine months of fiscal 2007. This year-to-date net loss of $5.3 million includes approximately $5 million in non-cash expenses.

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SLIDE 8 OF INTERNET PRESENTATION

This slide provides more detail on our operating cash flow. With the virtual elimination of interest expense in the current fiscal year thus far, there are only two remaining categories of non-cash expenses of significance affecting the company’s operating statement. Depreciation and amortization and consultant and employee compensation paid in shares and options. As you can see, we significantly reduced our non-cash expenses on a year-to-date basis compared to the prior year period. However, we continued to see increased depreciation and amortization expense compared to corresponding prior year periods primarily as a result of the amortization of the tangible and intangible assets acquired in connection with the Infinite conferencing transaction which was closed at April 2007.

Compensation is paid in shares and options by the company to consultants as well as employees. However, the company currently anticipates that consulting agreements with an equity component will be entered into on a very limited basis if at all in the future. The non-cash expense of approximately $230,000 related to such items for consultants in the third quarter of fiscal 2008 represents an approximately $25,000 reduction from the second quarter of fiscal 2008. Furthermore, these non-cash professional fee expenses should continue to decrease during the remainder of fiscal year 2008 as existing agreements continue to expire.

We also reduced our cash used in operations significantly from approximately $1.6 million for the first nine months of the prior fiscal year to only approximately $252,000 for the nine months ended June 30, 2008, both numbers before working capital changes.

SLIDE 9 OF INTERNET PRESENTATION

Turning to the balance sheet, we had approximately $875,000 in cash as of the end of the third fiscal quarter. The company’s stockholders equity was approximately $29.3 million as of June 30, 2008. We have received approximately $2 million in financing proceeds during the fiscal year thus far, secured by software and equipment as well as our accounts receivable. Although there is not currently additional borrowing capacity available under these arrangements, we believe that we could obtain additional financing based on approximately $350,000 secured by accounts receivable in excess of the amount required to support the existing facility, plus approximately $700,000 secured by software and equipment purchased and paid for us during the past year, which is not included in the software and equipment identified as collateral for the currently outstanding debt.

Therefore, in light of our reduced burn rate, we believe that we have sufficient resources to fund our continued operations. I would now like to turn it back over to Randy.

SELMAN: Thank you, Robert, for the overview of our fiscal 2008 third quarter operating results and financial position.

SLIDE 10 OF INTERNET PRESENTATION

During the third quarter we produced approximately 1,900 webcasts compared to approximately 1,300 webcasts in the prior year third quarter. Year-to-date, Webcasting revenues increased 25.3 percent and we’ve produced approximately 5,100 webcasts versus approximately 3,200 webcasts for the corresponding prior fiscal year period. Our customer base continues expand, including many Fortune 1000 corporations and a wide range of entertainment organizations and government agencies. Our focus remains on increasing the average revenue per client by offering new services and increasing the number of video webcasts we produce.

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SLIDE 11 OF INTERNET PRESENTATION

In January we introduced iEncode, a full featured turnkey stand-alone webcasting solution. To date we have delivered this product to key test customers and are making some adjustments to the user interface based on their feedback. We have shipped units to several resellers and will soon launch joint sales and marketing programs with them. In addition, we’ve begun negotiations with a key hardware manufacturer to joint market a combined product. The iEncode version of Visual Webcaster is designed to operate inside a corporate LAN environment with both unicast, the ability to reach remote Internet viewers, and multicast, internal behind the corporate firewall capabilities. iEncode enables our clients to instantly webcast to a virtually unlimited number of viewers through Onstream Media’s partnership with Akamai, utilizing their Content Delivery Network. The iEncode appliance is also fully compatible with Onstream Media’s Digital Media Services Platform for archiving, intelligent indexing, and retrieval. As I’ve discussed previously, there are several revenue streams built into iEncode’s business model. We generate revenue from the sale of the appliance hardware with expected margins of 65 to 80 percent depending on whether it’s sold direct or through distribution. We will also generate high margin recurring revenue from either a per webcast platform fee or a committed monthly recurring fee for unlimited usage with a very minimum corresponding cost.

Finally, we will include a DMSP account which provides the iEncode user the bandwidth and storage of the webcasts with 70 percent or better margins. We continue to expect that each iEncode user will utilize on average approximately $25,000 per year in webcast usage. The appliance contains almost all of the required infrastructure and is client administered so there is very little or no corresponding costs associated with scaling the product.

SLIDE 12 OF INTERNET PRESENTATION

Our DMSP segment continues to grow. We had 185 clients, including 14 major clients, as of May 15, 2008, and we expanded this to 240 clients as of June 30, including 22 major accounts generating more than $150,000 per month in overall revenues. As of today the number of DMSP clients is over 275 and growing. This is in part due to referrals from Akamai, but our marketing initiatives are also generating leads. Right now we have several hundred leads we are processing. High profile accounts using the DMSP include Bonnier, Televisa, Studio Dell, Dell Green PC, and the Masters Championship with IBM.

Speaking of Akamai, we recently announced several public sector wins as a result of our expanded Akamai relationship, which now includes a government business referral program in addition to the enterprise referral program benefiting our DMSP growth. In addition, we have renegotiated our contract with Akamai and as a result have reduced our cost of bandwidth by 40 percent.

SLIDE 13 OF INTERNET PRESENTATION

In addition to the new government lead referral program, we have been working closely with Akamai on the Quest Networx contract, which we won a stake in last year. As you may recall, this was a 10-year $48 billion contract and is the largest communication services contract in the world. Because of the scale of this contract, progress has been slow. It is now our understanding that although it has taken more than a year since the contract was signed that the government has just begun to place initial orders under the contract. We have received several of our fee requests and have processed them with expectations of order flow to begin before the end of our fiscal year.

Let me add that we are not the only company who is frustrated with the slow pace of this contract. Many other companies spend substantial dollars on their proposals for this contract and they've also waited more than a year to see initial revenue. These companies have told us that they too are disappointed in the slow process. However, it’s simply the nature of a very large government contract. But as we said, we hope to see the benefit of this contract in the fourth quarter.

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During the quarter we also announced a strategic partnership with Proforma, a leading provider of graphic communications solutions. Proforma will significantly increase our feet on the street, adding a network of more than 650 independently owned and operated offices who will now offer a private label version of Onstream’s Infinite Conferencing audio and web conferencing services as well as our webcasting and webinar services to their customer base. Proforma members service over 50,000 medium to large businesses. We’ve already begun product training to Proforma’s members through the use of webinars and web conferences and we’re hopeful this will assist them in presenting Onstream service offerings. We recently presented at their annual conference, presenting to approximately a third of their franchisees.

SLIDE 14 OF INTERNET PRESENTATION

I think it’s important for us to take a step back and look at the company we have built. Much of our progress is not yet reflected in our financial results, but this industry is changing rapidly and we’ve created an organization that is ideally suited in this emerging market. This slide shows how big we’ve become and it speaks to the growth occurring in the industry. Despite the scale and growth we’ve seen, the overall growth in the digital media sector has been slower than analysts and management expected. However, the analysts continue to discuss and report on an expected migration of dollars being spent in the broadcasting media which are expected to shift towards Internet-based video services. There are a number of reasons for this.

First, the technology related to Internet-based video services has improved significantly in recent years. We now have the capability to produce high definition quality video with all the same feature sets of satellite or broadcast transmission at favorable prices compared to the traditional offerings. Internet-based video services have also become more accepted in the industry. Finally, the convergence of television and web-based delivery of content is driving this transition. Look at the Olympics. With the 12-hour time difference, many of the more prominent events, like that great American swimming comeback in the 400 meter relay, were broadcast very late at night East Coast time. The next day millions went online to view this great race in its entirety. Internet-based video services accelerate the transition of content from live broadcasts to the Internet. Our customer Televisa is a pioneer in this space. By managing all of their video content using Internet-based tools, they can quickly port popular videos to their website. They also use us to process user generated video, augmenting their web-based content and driving higher hit rates and more customer loyalty. In fact, we have processed and delivered more than a quarter of a billion videos for Televisa. This is the wave of the future and Onstream is at the forefront of this.

We believe the accelerating shift to Internet-based video services will soon result in a significant improvement in the overall sector’s revenues. Our strong competitive position, including our large established customer base and the powerful comprehensive offering we’re creating, puts Onstream in a particularly strong competitive position as this market matures. As Robert mentioned, we’ve increased R&D investment to remain both competitive and relevant with the changing requirements of this emerging market. This increased R&D investment has in the short term impacted our operating results, but has improved our competitive position and set the stage for us to benefit from this ongoing shift. When the shift really accelerates it will be increasingly important to have an established proven platform to meet this demand. This shift will focus the primary source of the company’s revenue growth from the webcasting and conferencing divisions to the digital media services division.

SLIDE 15 OF INTERNET PRESENTATION

Looking at the DMSP slide you can see that our development team has been busy creating what we believe is the complete solution for virtually any type or size customer to participate and use Internet video services to promote their products and services to targeted audiences via the web. We have created a diversified offering giving customers at every step of the continuum an entry point that meets their current requirements and allows them to grow without having to migrate to different platforms as their needs change. Smaller customers can easily start with our Store and Stream account. For as little $100 per month they can store, stream, add metadata, and publish virtually every type of digital media file, both live and on demand. The system supports live broadcasting and popular formats such as Flash, Windows, and QuickTime. For the more advanced user such as publishers, broadcasters and other more sophisticated content developers, we will soon release Streaming Publisher. Streaming Publisher provides additional features such as automated transcoding of video files to Windows, Real, Flash, QuickTime at any speed. A complete report generating portal for comprehensive statistical information about the video assets stored in DMSP, permissioning to enable only authorized personnel to access certain content, player picker which allows a client to select from a set of available player templates, with basic customization as to colors and logos. RSS feeds to identify and alert that new content has been added and secure streaming to protect the streams from unauthorized access.

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Our DMSP Professional provides not only additional features intended for companies wishing to process their content for better Internet exposure, but also a complete line of professional services that provide everything from customized players, physical media, processing, user generated video integration using our patent pending technology, and monetization functions such as pay per view and ad insertion integrating with major ad servers. A client can start out simply putting video files into their DMSP accounts and publishing them to the web to provide a video experience on their website. As they grow, they can implement a more sophisticated player technology that enables them to provide videos in more formats, manage larger collections of videos, provide a user friendly online video selection capability, and have all the tools required to make a comprehensive video user experience on their website.

More advanced clients can make use of the automated metatagging and video search optimization that will make a video more findable by the major search engines, a technology that we believe will enable us to offer our clients a more effective way to generate leads and draw clients to their websites.

The fourth box in the slide is the reason we’re acquiring Narrowstep. The first three boxes are all the tools that are required for anyone to upload, store, stream, process, monetize and deliver video on the web. Narrowstep’s telvOS technology takes the platform to the next level. Integrating telvOS into the DMSP will not only provide the TV on the Web experience with all the quality, channels, and superb user experience, but also enables us to offer Web on the TV. Advertising insertion, pay per view, high definition quality, play list generator, digital rights management, advanced content management are all part of the Narrowstep telvOS technology. When the integration of telvOS and DMSP is completed, Onstream will have a single platform that will enable any creator of content to not only stream it on the web but make it also available to the next generation of set-top boxes in the home. Imagine publishing a video about virtually any topic and the entire population can view it either on their home TV equipped with an Internet based set-top box or via the Web in a TV-like broadcast. When the shift in broadcast advertising accelerates into high gear, the combined platform, DMSP and telvOS, will have the complete solution.

SLIDE 16 OF INTERNET PRESENTATION

Now I want to share the overall business strategy for this entire program as we now believe we are positioned to accomplish our vision in this market. By the end of the second fiscal quarter ending March 2009 we will complete the essential components of the DMSP and have the telvOS integrated and upgraded as well. We already have had success in developing a client base for the DMSP that includes all of the categories on this slide such as publishers like Bonnier and F and W, broadcasters such as Televisa, PBS and CPAN, many colleges and universities, consumer products companies such as Dell, and many other enterprises and government agencies. In fact, we have over 200,000 video assets in our DMSP library. With the integration of the telvOS (ph) and DMSP technologies we can deliver all this content to set-top boxes. We can also establish Internet TV on any site and offer all the available content.

Simply providing the content is not the entire solution. In fact, several companies claim they can provide some or all of this capability. The differentiator comes from the content processing done by the DMSP. Professional services such as logging, indexing, metatagging, optimization, and classification. We can take a piece of video content and extract all the necessary information about the video to classify it, determine its quality, identify its content matter, optimize it, and create an alert that the video is available. What that means is we can set up a channel based system on virtually every consumer interest subject from sports to medicine to science and hobbies that subject matter experts can administer and offer to virtually anyone on the web or home TV.

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Our next steps are to continue to develop the technology to interface with the set-top boxes and expand our relationships with the manufacturers who are excited about the platform and the content it contains. And the content creators that will be excited by the distribution both the Internet television and the set-top box companies will be able to provide. Finally, the business model is still the same for the DMSP. The content developers will subscribe to the DMSP, incur transaction fees, bandwidth, storage charges, and the set-top box companies can realize revenues from subscriptions and most of all advertising, which we will also participate in.

Just as the music and publishing industries have been disintermediated, we believe so will the $150 billion television industry. Onstream and our clients will be able to capitalize on this shift. The possibilities are endless.

SLIDE 17 OF INTERNET PRESENTATION

Although not as accelerated as we would like to see, we are pleased with our overall accomplishments during the first nine months of fiscal 2008, and as a result we are increasing guidance estimates to 45 percent growth rate over the prior year. This would indicate total revenue of approximately $17.5 million for fiscal 2008. As I previously stated in our current projections and guidance for the balance of the year, does not include our key catalysts for growth including Qwest, our Auction Video initiatives, and sales of iEncode, although we believe at this point in our fourth quarter they will no longer result in any meaningful revenue contribution for the remainder of fiscal 2008. However, we are still anticipating a significant effect on our 2009 revenues from these opportunities.

Although we experienced a small cash loss for the June ending quarter, primarily due to increased R&D expenditures, we will closely monitor these costs which are related to our DMSP and Web Communications segments and will strive to minimize the impact these additional expenditures will have on our operating results in the near term, and as a result we anticipate a minimal if any burn rate in the fourth quarter.

With that being said, on behalf of our dedicated employees, management team, and board of directors, I’d like to thank each of you for taking the time to be with us today.

SLIDE 18 OF INTERNET PRESENTATION

And with the help of our operator we will now open it up for questions.

OPERATOR: Thank you. The floor is now open for questions. If you do have a question, please press star one on your telephone keypad at this time. Questions will be taken in the order they were received. If you are using a speakerphone, we ask that while posing your question you pick up your handset to provide favorable sound quality. If at any time your question has been answered, you may remove yourself from the queue by pressing pound. Again, ladies and gentlemen, if you do have a question or a comment, please press star one on your telephone keypad at this time. Please hold while we poll for questions.

Our first question is coming from Allan Menzer, from Alcarr Associates. Please pose your question.

ALLAN MENZER, ALCARR ASSOCIATES: Hi, Randy.

SELMAN: Hi, Allan. How are you?

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MENZER: OK. I guess – and not to be facetious, the best part of the quarter is we’re still trading and still in business given where the stock is trading. And I know as we’ve discussed a number of times you don't control that. But to some extent the investors, you know, are attracted to, you know, what senior management has to say when they're out there. And it just seems with the pressure on the stock - and this is through a third party, I grant you. But I heard from a broker recently that there’s been a large shareholder putting pressure on the stock. A – could you comment on that. And it seems to be on an ongoing basis. So I don't know who it is, the folks you're talking to, but they're not doing anything for the stock.

Number two, given the performance of the stock – and I speak for a lot of stockholders, clients of mine and so forth, that I think the company should take another look at the salary structure of senior management, much less giving the senior managers an increase going forward. And maybe you should take a step back as you have courageously done, if you will, sometime back and take a – think about taking a 25 percent decrease until the company’s stock performance, you know, warrants an increase in senior management salaries.

SELMAN: Well, I appreciate the comments. Let’s start with part one. It is an unfortunate circumstance that the stock price isn’t reflecting the gains of the company. The stock price was significantly higher when the company had less capabilities, had less revenues, had less clients, et cetera. So it’s not really tracking with the performance of the company. That being said, there’s obviously all types of situations that occur in the marketplace. We can certainly look at the sector overall and see that many of the companies in the current sector have seen very substantial reductions in their current valuations, their stock prices in many cases have dropped 50, 60 even 80 percent. Even Akamai, our flagship company, is about a third of where it used to be.

So obviously, you know, that’s one issue. So the industry as a whole is not being recognized by the investment community for the potential that it has. And as I stated in my speech, I believe that it’s very clear there’s going to be a big shift, there’s going to be revenue flow in. And these are the types of investments people should be looking very carefully at. And hopefully soon we’ll be able to convey that message to the right ears and see increased buying.

Second. There are problems with investors all the time in stock. Some people get discouraged, some people, you know, can’t wait so long. Some people have other reasons that they have to sell shares. I'm not going to speculate today on all of the problems that are affecting our stock or whether one or two or three individuals have been leaning on the stock or selling the stock. Obviously stock is being sold and not enough is being bought. And we’re seeing a downward trend. Although we’re showing, you know, improved performance, you know, every quarter over quarter and the company is growing and making the right technology acquisitions and building value.

I believe your comments on the – on the management salaries is a valid comment and we believe that, you know, if there – becomes a time when this company cannot, you know, pay the current salaries of the company, if the cash flow requires us to go to the market or do anything that we don't expect is going to be just showing signs of improvement, we’ll consider that. We’ve done it several times in the past. We’ve gone without salaries in the past. And we’ll do what’s necessary to keep the company afloat and maintain the value that we can.

I'm going to, you know, tell you that the summertime is a bad time for tech stocks. It’s been a rule of thumb. I don't know why that is. Companies don't change – we haven't seen, you know, significant seasonal changes, although once in a while we get a couple of holidays in the same quarter, which could affect our results. But for the most part the summertime doesn’t really affect it. We showed decent revenue growth. The primary issue, you know, even in the slowing economy we’re not really seeing that effect. The primary issue is simply right now a stock problem with the stock price, not a corporate problem.

10

We really believe as I told you in this call that we’re onto something very big here and we expect that there’s going to be great results coming down the pipe. As those revenue dollars shift from the television broadcast industry to the Internet, we’re going to be positioned to take advantage of a very substantial part of it. And this segment is not very big and it’s about to see according to some estimates $80 to 100 billion of revenues coming in, because it’s more effective to advertise in an Internet-based video than television, according to several analysts.

MENZER: Randy, I think now it’s a critical time. I think we’re facing probably four and a half months from now, given where the stock is, a reverse split again. And a lot of people that have been around since the last one won’t be around for the next one. So as far as it being critical, I think it – today that it’s critical. So …

SELMAN: Again, the issue you're bringing up – and, you know, like I said, we’ll take a look at it. But the issue you're bringing up is a matter of cash flow. The company can afford to pay its management. We’ll retain that management. If the company can’t afford to pay that management, we won’t retain that management. We need this management. We need this management to stay in place and fulfill the requirements that we just outlined in this conference call. And to extent that we can’t pay competitive salaries, we’re not going to be able to maintain them. And I think that would be a bigger burden for the shareholders than to simply see a little cash flow cut that could possibly be offered that we don't really need, because we have sufficient capital on hand and we’re virtually breakeven on cash flow. To the extent that changes, believe me, the management will step up like we always have.

MENZER: That’s not an issue. It’s all a matter of management’s credibility given the fact that we’ve had a poor stock price since November before we went under a dollar. And now as I said we’re four and a half months potentially from a reverse split. Also, you know, it doesn't seem that management stepped up to the plate and purchased at these prices any stock. The last purchases, albeit paltry, were last I think January when the stock was around the same levels and it was, I don't know, 15,000 or 20,000 shares purchased. So that also would give, you know, investors, you know, a little room to say, hey, management believes in the company, they're purchasing at these low levels, maybe we should go out and do it. But I don't see any of that.

SELMAN: Well, you know, that’s not true. To be honest with you, the management team in this company, you know, although we – we’re not wealthy individuals like many of you are and don't have the wherewithal to buy stock in the tens of thousands of dollars on a as needed basis, we are, you know, pretty heavily leveraged in our own personal lives. I can certainly attest to that and prove that to anyone wants to see the proof. The problem is, again, it’s not the cash flow, so we could save 20, 50, 100 thousand dollars. Management is stepping up. We’re doing everything we can. We’re working as hard as we can.. I’ve been on the road, I’ve met more than 500 institutions over the past year and a half. And I can, you know, say that I believe that once these catalysts hit, once this product platform is finished, we’re going to see the investment, it’s going to come back in. And I believe we’re going to be able to accomplish that before the end of the year.

OPERATOR: Thank you. Our next question is coming from Gary Purcell of Basic Investors. Please pose your question.

GARY PURCELL, BASIC INVESTORS: Hey, Randy. How you doing?

SELMAN: I'm good, Gary. How are you?

PURCELL: OK. I beg to differ with, you know, the other comments that came in. As long as the company is fundamentally sound, increasing business, making acquisitions, doing all the right things – you know, I personally am very heavily involved in the stock. It hurts that the stock is down at these levels. But I also look at it as an unbelievable opportunity. You know, a stock performs, the market takes it up. If there are a couple of crazy, you know, shareholders that buy and sell and buy and sell, it’s not a trading stock. It’s a stock that you accumulate. And in the future if you're in the right area, the wave of the future, OK, this company will be like unbelievable. And, you know, I’ve been picking up the stock at these levels. You know, my clients are all like – they're very, very disappointed on how the stock is – has been performing. But as far as they're concerned, I mean, I’ve been picking up the stock every day. I think it’s like – if this stock was $3.88, you know what I mean, and you're 10 times better than the company’s ever been, OK. You know, it goes in cycles. You know? It just goes in cycles. But I believe, you know, you just concentrate on building your business and the stock will take care of itself. You know, at this point – you know, that’s my personal feeling.

11

SELMAN: I appreciate your comments. And I understand. I mean, we’re all very frustrated. I mean, I understand, you know, we get paid salaries that cover our expenses and enable us to live, you know, in South Florida, which is where we chose to put the company because of the available talent from companies that used to, you know, be in the area, technology companies like IBM and others. And we were able to draw from those talent pools. Now we have, you know, offices around the country, we have facilities in Colorado with one of the most talented engineering staffs. And the issue, you know, that you're bringing up is the same issue for us. The fact that the stock price is down, every single one of our options, et cetera, are also underwater. This is not a management team that has millions and millions of shares sitting in the bank. We’re a management team that is dependent on the stock price just as much as our shareholders to see benefits. This is not going to mean anything, you know, (INAUDIBLE) your career if that stock price isn’t very substantially higher when it’s time to leave.

PURCELL: OK. How significant is Akamai? Like, in other words, now you have two small government contracts that are going to equal a million and a half. How many other government contracts are out there for the potential of you, you know, picking up a tremendous amount of business?

SELMAN: Well, the fact that these types of government agencies that are approaching us, the whole point and what’s happening is the government is realizing it needs to have better communications with the – with its constituents. And so therefore they're using webcasting and digital media services to get the messages out to that – to the citizens. So every state is a potential client and every municipality is a potential client. And all the government agencies. And we expect that as this Qwest project finally starts to turn that we start to see government agencies. There’s 100 – I believe it’s 173 agencies in 191 countries that are all potential clients for us, and there’s been allocated funds. This is so frustrating to be here a year and a half later after we worked very hard on that proposal, won the proposal, won the bid, and part of a team of major corporations, and have yet to see revenues from the largest communications deal in the history of the United States. It’s very, very, you know, frustrating at every point.

So we’re doing what we can. We’re working with Akamai, we’re working with Qwest, we’re working with other members of the team in order to accelerate this to eventually get that revenue stream started, because I believe it will be very meaningful to Onstream.

PURCELL: And when should this Narrowstep be completed?

SELMAN: We’re intending to file the S-4 here within the next few days. Once the S-4 is approved by the SEC, we’ll file the proxy to the shareholders. The typical vote probably will take 30 to 60 days. So probably October timeframe we should be all set to close and go.

PURCELL: OK.

SELMAN: Meanwhile, just let me let you know that we’re already all over Narrowstep. We’ve got – we had Narrowstep hire one of our top guys in Europe who’s running our London office now and is already concluding some nice transactions over there we’ll be announcing. We’re integrating the product already, the engineers in both Poland and in our Colorado Springs facility have been designing and researching the integration, and several of the components are already started. So we’re very excited about this integration. When it’s done this platform will do it all and I think it’s perfectly positioned for what’s about to come.

PURCELL: OK, thank you, Randy.

SELMAN: Thank you, Gary

12

OPERATOR: Once again, ladies and gentlemen, the floor is open for questions. If you do have a question, please press star one on your telephone keypad at this time.

SELMAN: While we’re waiting for questions to come in from the listening audience, I received a question from one of our Internet listeners. Based on your guidance of minimal if any burn in the Q4, should we then expect the company to be cash flow positive in Q1. The reason right now we’re not cash flow positive, even a few dollars, is we’re managing cash right now to effect the highest level of engineering that we could possibly sustain right now to complete these products. We’ve got a second version of iEncode which is going to incorporate users’ input from the first levels. So that’s got to get completed quickly so we can get that box out. We have the Streaming Publisher product which we’re going to be introducing here shortly. We’ve got various features on Publisher Pro which is all that video search engine optimization and automated metatagging technology, which is the primary differentiator. That’s got to get finished. And several other smaller projects for some clients.

With all that work going on we had to concentrate on getting those products completed and we’ve expanded the expenses for those products. As a result, we are trying to manage the cash to try to stay close to breakeven - we had an $82,000 loss for the quarter, which we could have easily cut down on a couple of people or cut down a couple of projects and turned that positive. But understand, if we do that we’re not going to get the project – products finished in time. We’ve got to maintain competitive advantage, we’ve got stay ahead of our competition. In one case we have to catch up with a very highly funded competitor that has a portion of our system and has won some business. But with our overall product strategy we think we could certainly beat that competitor within a very short time with the products that we’re developing.

And so, you know, in answering the question about positive cash flow, we believe that, you know, we’re going to have contribution from our Narrowstep deal, although currently Narrowstep is burning some cash. The combination at the time within a short period of time we should be able to turn it around. We have the capital coming in from the acquisition to cover that short-term burn rate. And then as soon as that’s completed we should be able to turn cash flow positive and remain that way. We’re seeing wonderful changes in our – excuse me – wonderful additions in our conferencing division. Some major resellers and such have joined us, and that will contribute to revenues. Webcasting is growing. The DMSP I think has done very well. And we’re going to be expanding the marketing as soon as we have additional cash to do so. So I think, you know, all in all I think things are, you know, are picking up and then we’re on the right track.

OPERATOR: Thank you. Our next question is coming from Fred Milligan, of Sanders Morris and Harris. Please pose your question.

FRED MILLIGAN, SANDER MORRIS & HARRIS: Hi, Randy.

SELMAN: Hi, Fred. How are you?

MILLIGAN: Good, good. Hey, what’s the organic growth for the year? You're talking about 45 percent increase in revenues. What’s the organic growth?

SELMAN: I think we mentioned it. Let me get it real quick here.

TOMLINSON: Sixteen-point-seven percent year-to-date organic growth.

MILLIGAN: And that’s what you'd expect for the year, something around that 16 percent level?

SELMAN: We may see more organic growth in the fourth quarter since all of the growth in the fourth quarter is going to be attributed to (INAUDIBLE)

13

MILLIGAN: So let’s say that the growth is 17 percent. Arbitrarily, OK? For the year. Now, would that be the basis for next year. In other words, the 17 percent organic growth will continue?

SELMAN: (INAUDIBLE)

MILLIGAN: (INAUDIBLE) and whatever else you might develop?

SELMAN: No, not at all. We anticipate substantially higher growth rates next year. Let me explain some of the factors on the organic growth. Number one, the DMSP platform itself for the Store and Stream with a couple of other nice features and some other capabilities. Now DMSP with Streaming Publisher moves to the next level and can certainly increase the client base. On that basic platform we’re able to put about 250 some odd clients that are strictly Store and Stream clients - the rest of them are our major clients that use other services and professional services that are on the Platform as well. But as we complete these additional product offerings, we’ll be able to certainly accelerate the growth of the number of users as well as the cost that we can charge each one of these users. And that alone, although it showed I believe over 100 percent growth this year and over a $600,000, it’s going to start to expand much more rapidly.

As far as the catalyst revenues, we anticipate substantial organic growth from our iEncode device, which we will have fully functional and shipping in the first quarter. We expect certainly to see revenues coming out of this Qwest deal. I think that we’ve waited long enough and it’s time for them to start spending some of that money. And not to mention there’s some very big, you know, other things. We’ve mentioned our eBay hosting agreement. We think there will be revenues very soon in that area. We expect …

MILLIGAN: Excuse me. Very soon. What does that mean?

SELMAN: Maybe as soon as – maybe as soon as the first quarter. We’re looking at working with them on some other projects. So I'm not going to discuss that at this point in time. But let’s just say that we’re progressing in that relationship. We also anticipate very soon maybe getting our patent granted, which should also afford us additional opportunities to generate revenues from licensing fees. There’s a lot of things that are going to contribute to revenue growth next year. Not to mention once the telvOS platform is integrated there’s a pretty substantial number of clients that will come over and be included in our revenues, not to mention the current run rate that they're at now. So, no, I think that we will see substantially higher than 17 percent organic growth as well as acquired growth for the coming year.

I'm not going to give a guidance number yet for 2009, but we will be ready to give one next quarter.

MILLIGAN: If it’s better than 30 percent I’d give everybody a raise.

SELMAN: I feel that those numbers that we’ve discussed from last year are doable next year. We should be able to see substantial growth. I'm not going to give you definitive numbers, but I think it should be better than what you just said.

MILLIGAN: Better than 30 percent.

SELMAN: I honestly believe we should be able to do that, yes.

MILLIGAN: Still give everybody a raise.

SELMAN: Thank you, Fred. Although Allan may not agree.

OPERATOR: There appear to be – there appear to be no further questions at this time.

SELMAN: OK. We appreciate everyone for – everyone for joining us today. And we look forward to announcing our end of year results sometime in the December timeframe. And this concludes our conference call. Thank you all. Bye-bye.

14

OPERATOR: Thank you. This does conclude today’s teleconference. We thank you for participation. You may disconnect your lines at this time, and have a wonderful day.

*    *    *

15

Onstream MEDIA

Q3 Fiscal 2008 Conference Call

Onstream MEDIA

Q3 Highlights and Agenda

- **Continued revenue growth**
  - ✓ We will exceed guidance of 40% plus revenue growth
  - ✓ 16.7% organic growth YTD
- **Catalysts for Growth**
  - ✓ Qwest Networx
  - ✓ iEncode
  - ✓ Ebay/Auction Video
  - ✓ VSEO
  - ✓ Streaming Publisher
  - ✓ Narrowstep

Onstream MEDIA

Comparative Revenues – Q3 FY 2008

	Three Months Ended 6/30/08	Three Months Ended 6/30/07	Increase (Decrease)	% Increase (Decrease)
Webcasting	$ 1,569,679	$ 1,478,106	$ 91,573	6.2%
Audio/Web Conf	1,828,831	1,338,563	490,268	36.6%
Travel Production	31,285	35,043	(3,758)	10.7)%
WEB COMMUNICATIONS	3,429,795	2,851,712	578,083	20.3%
DMSP and Hosting	356,383	209,087	147,296	70.4%
Network Usage	570,032	522,261	47,771	9.1%
Smart Encoding (excl hosting)	68,896	162,283	(93,387)	(57.5)%
Network Equipment	57,341	29,873	27,468	91.9%
DIGITAL MEDIA SVCS	1,052,652	923,504	129,148	14.0%
TOTAL REVENUE	$ 4,482,447	$ 3,775,216	$ 707,231	18.7%

Onstream MEDIA

Comparative Revenues – YTD FY 2008

	Nine Months Ended 6/30/08	Nine Months Ended 6/30/07	Increase (Decrease)	% Increase (Decrease)
Webcasting	$ 4,459,077	$ 3,556,047	$ 903,030	25.3%
Audio/Web Conf	5,427,288	1,338,563	4,088,725	305.5%
Travel Production	94,297	103,505	(9,206)	(8.9)%
WEB COMMUNICATIONS	9,980,664	4,998,115	4,982,549	99.7%
DMSP and Hosting	1,085,279	508,905	576,374	113.3%
Network Usage	1,714,638	1,594,048	120,590	7.6%
Smart Encoding (excl hosting)	258,921	791,450	(532,529)	(67.3)%
Network Equipment	181,556	122,542	59,014	48.2%
DIGITAL MEDIA SVCS	3,240,394	3,016,945	223,449	7.4%
TOTAL REVENUE	$13,221,058	$ 8,015,060	$5,205,998	64.9%

Comparative Performance – Q3 2008

	Three Months Ended 6/30/08	Three Months Ended 6/30/07	Increase (Decrease)	% Increase (Decrease)
Revenue	$ 4,482,447	$ 3,775,216	$ 707,231	18.7%
Gross Margin	$ 2,938,416	$ 2,553,758	$ 384,658	15.1%
Gross Margin %age	65.6%	67.6%	(2.0)%	(3.0)%
Cash Used in Operations, Before Changes in Working Capital	$ 81,648	$ 142,176	$ (60,528)	(42.6)%
Net Loss	$1,685,598	$ 1,506,700	$178,898	11.8%
Net Loss Per Common Share	$0.04	$0.04	$0.00	0%
Weighted Average Shares Outstanding	42,384,329	36,664,325	(5,720,004)	(15.6)%

Onstream MEDIA

Comparative Performance – YTD 2008

	Nine Months Ended 6/30/08	Nine Months Ended 6/30/07	Increase (Decrease)	% Increase (Decrease)
Revenue	$ 13,221,058	$ 8,015,060	$ 5,205,998	64.9%
Gross Margin	$ 8,938,136	$ 5,125,499	$ 3,812,637	74.4%
Gross Margin %age	67.6%	63.9%	3.7%	5.8%
Cash Used in Operations, Before Changes in Working Capital	$ 252,290	$ 1,586,010	$(1,333,720)	(84.1)%
Net Loss	$ 5,294,750	$ 13,032,769	$(7,738,019)	(59.4)%
Net Loss Per Common Share	$0.13	$0.49	$(0.36)	(73.5)%
Weighted Average Shares Outstanding	42,240,429	26,859,059	15,381,370	57.3%

Onstream MEDIA

Operating Cash Flow YTD

	Nine Months Ended 6/30/08	Nine Months Ended 6/30/07
Net Loss	(5,294,750)	(13,032,769)
Non-Cash Items:		
Interest/Discount	14,810	7,419,290
Depreciation/Amortization	3,112,054	2,085,771
Professional Fees	856,158	1,869,482
Employee Compensation	1,072,013	-
Other	(12,575)	72,216
Total Non-Cash Items	5,042,460	11,446,759
Cash Used in Operations, Before Working Capital Changes	$ (252,290)	$ (1,586,010)

Onstream MEDIA

Balance Sheet Strengths

- Stockholder's equity = $29.3 million at June 30, 2008
- Cash of approximately $875,000
- $1.0 million software equipment financing line completed
- $1.0 million receivable financing line completed
- Remaining receivables and software and equipment for collateral to support additional borrowing

Onstream MEDIA

Webcasting Results

- 25.3% Webcasting Sales Growth (Year-over-Year) YTD in FY08
- Performed approx. 1,900 webcasts Q3 vs. approx. 1,300 webcasts for the corresponding prior fiscal year period
- Performed approx. 5,100 webcasts YTD vs. approx. 3,200 webcasts for the corresponding prior fiscal year period

iEncode

- **Launched iEncode™ during Q2 FY2008**
  - ✓ A full-featured, turnkey webcasting solution that operates inside a customer's corporate LAN environment
- **iEncode™ provides:**
  - ✓ The flexibility to instantly produce webcasts from within their own network
  - ✓ Controlled by their own personnel
  - ✓ A wide-range of features offered by Onstream Media's proprietary Visual Webcaster platform
- **Priced at under $8,000**
  - ✓ Onstream Media will derive ongoing revenues from iEncode™ users for per-event fees, storage and bandwidth usage
- **Sales of iEncode™ will expand during Q4 FY08**

Onstream MEDIA

Digital Media Services Accomplishments

- **Growing DMSP Customer base**
  - ✓**Approximately 171 Clients as of 3/31/08**
  - ✓**Approximately 185 Clients as of 5/15/08**
  - ✓**Approximately 240 Clients as of 6/30/08**
  - ✓**Approximately 275 Clients as of 8/15/08**
  - ✓**Akamai Referrals**
    - **-Including New Public Sector Clients**
    - **-Reduced Bandwidth Costs by 40%**

Onstream MEDIA

Additional Growth Drivers

- **Qwest Networx contract**
  - ✓ Stake in the 10-year, $48 billion contract
  - ✓ The largest communications services contract in the world
  - ✓ Have received initial requests for pricing
  - ✓ Anticipate orders during second half of the year
- **Strategic partnership with Proforma**
  - ✓ Proforma: more than 50,000 customers, network of 650 members
  - ✓ Onstream creating a private label version of its services
  - ✓ Significantly expands "Feet on the Street" for Onstream services
  - ✓ Presented at Proforma's annual conference

Onstream MEDIA

Onstream By the Numbers Fiscal 2008

Digital Media Services

- **EDNET**
  - 2 Million Minutes
  - 750,000 Session minutes
  - 13,000 Sessions

- **DMSP with Narrowstep**
  - 430 Million Streams
  - 1.7 Petabytes Streamed
  - 58 Terabytes live storage
  - 6 Million ads served

Communications

- **Infinite Conferencing**
  - 85 Million Total Minutes
  - 68 Million “Reservationless” Minutes
  - 14.7 Million Web Conferencing Minutes
  - 2.3 Million Op Assisted Mins.
- **Webcasting**
  - 6,500 Live Events
  - 45 Terabytes Streamed

Onstream MEDIA

Digital Media Services Platform

Store & Stream

- Storage
- Live & On-Demand Streaming
- Basic Content Management
- Standard Reports
- One Click Publishing
- Metadata Entry
- Multi Format Support (Flash, Windows Media, Real and QuickTime)

Entry Level

Streaming Publisher

- Automatic Transcoding (Multi Formats & Speeds)
- Reports Portal
- Permissioning
- RSS Publishing
- Standard Player Templates
- Secure Streaming

Intermediate Standard

Streaming Publisher Pro

- Custom Players
- Ad Integration
- Pay Per View/Subscriptions
- User Generated Video
- Physical Media Processing Services
- Auto Logging/Metatagging
- Video Search Engine Optimization
- Automated Content Classification/RSS

Intermediate Custom

Telvos - IPTV

- Custom TV Players
- Play List Generator
- HD Quality
- Ad Insertion
- Pay Per View Subscriptions
- TV on the Web
- Web on the TV (Set Top Boxes)
- Advanced Content Management
- Digital Rights Management
- Geographical Restrictions

Advanced

Onstream MEDIA

Our Vision

Clients
Publishers
Broadcasters
Academia
All Enterprises
Subject Matter Experts
Government
Consumer Products
Onstream iEncode
DMSP
Channels: Live & On-Demand
Live
On-Demand
News
Travel
Politics
Music
Sports
RealityTV
Content Publishing, Processing & Management
Consumers
Internet TV
Set Top Boxes for Home TV
Mobile Phones
Digital Signage (Public Displays)

Onstream MEDIA

Outlook

- **Est. 45% growth in revenue for FY 08 as compared to FY 2007**
  - **Would result in at least $17.5 million revenues for the year vs. $12.1 million for FY 2007**
- **Expanded R&D**
- **Possible Operating Income Effect**
- **Catalysts**

Onstream MEDIA